SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MEDICAL PROPERTIES TRUST, INC.
MPT OPERATING PARTNERSHIP, L.P.
(Name of Subject Companies (Issuers))

MEDICAL PROPERTIES TRUST, INC.
MPT OPERATING PARTNERSHIP, L.P.
(Name of Filing Persons (Issuers))

MPT Operating Partnership, L.P. 9.25% Exchangeable Senior Notes due 2013
(Title of Class of Securities)
55342NAG5
(CUSIP Number of Class of Securities)

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:
Yoel Kranz, Esq.
James P.C. Barri, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$108,791,222.22	$12,630.66

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $108,791,222.22. The amount of the filing fee, $116.10 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 0-11(a)(2), the filing fee is being offset by $12,630.66 out of a total of $29,960.04 of unutilized fees relating to $601,285,769 of unsold securities previously registered on the registration statement on Form S-3 (Registration No. 333-140433), originally filed by Medical Properties Trust, Inc. on February 2, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	Medical Properties Trust, Inc.
Form or Registration No.:	333-140433	Date Filed:	February 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 and 7(b)
Item 2. Subject Company Information
Item 3. Identity and Background of the Filing Person
Item 4. Terms of the Transaction
Item 6. Purpose of the Tender Offer and Plans or Proposals
Item 8. Interest in Securities of the Subject Company
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D

Introductory Statement
          This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2011, by Medical Properties Trust, Inc. (“Medial Properties Trust”). The Original Schedule TO, as amended by this Amendment No. 1, relates to the offer by Medical Properties Trust and MPT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), to purchase for cash any and all of the Operating Partnership’s outstanding 9.25% Exchangeable Senior Notes due 2011 (the “Notes”). As of March 31, 2011, Medical Properties Trust had a 99.9% equity ownership interest in the Operating Partnership. Furthermore, Medical Properties Trust, LLC, a Delaware limited liability company, is the Operating Partnership’s sole general partner, and Holdings is the sole equity owner of Medical Properties Trust, LLC.
     This Amendment No. 1 is being filed in order to: (1) amend the Offer to Purchase, dated June 15, 2011 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Original Schedule TO, to (a) add the Operating Partnership as an offeror, and (b) make other clarifying amendments to the Offer to Purchase and the related Letter of Transmittal; and (2) to provide the additional information set forth below.
     This Amendment No. 1 includes only the items in the Original Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO. All capitalized terms in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Original Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
Items 1 and 7(b).
     Items 1 and 7(b) of the Original Schedule TO are hereby amended and supplemented by adding the following information:
     “On June 16, 2011, Medical Properties Trust and the Operating Partnership received the consent of the lenders under their existing credit facilities to the Tender Offer.”

Item 2.	Subject Company Information.
     (a) Name and Address. The name of the subject companies, and the address and telephone number of its principal executive offices are as follows:
Medical Properties Trust, Inc. 1000 Urban Center Drive, Suite 501 Birmingham, AL 35242 (205) 969-3755	MPT Operating Partnership, L.P. c/o Medical Properties Trust, Inc. 1000 Urban Center Drive, Suite 501 Birmingham, AL 35242 (205) 969-3755
     (b) Securities. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.
     (c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The common stock into which the Notes are exchangeable trade on the New York Stock Exchange under the symbol “MPW.” The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.
     (a) Name and Address. This Schedule TO is an issuer tender offer made by Medical Properties Trust and the Operating Partnership. The business address and telephone number of Medical Properties Trust and the Operating Partnership are set forth under Item 2(a) above.
     The names of the executive officers and directors of Medical Properties Trust who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Medical

Properties Trust, Inc., 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242 and the telephone number for each such person is (205) 969-3755.

Name	Position
Edward K. Aldag, Jr.	Chairman of the Board, President and Chief Executive Officer
R. Steven Hamner	Executive Vice President, Chief Financial Officer and Director
Emmett E. McLean	Executive Vice President, Chief Operating Officer, Treasurer and Secretary
William G. McKenzie	Director
G. Steven Dawson	Director
Robert E. Holmes, Ph.D.	Director
L. Glenn Orr, Jr.	Director
Sherry A. Kellett	Director
     The general partner of the Operating Partnership is Medical Properties Trust, LLC, a Delaware limited liability company (the “General Partner”). The business address for the General Partner is c/o Medical Properties Trust, Inc., 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242 and the telephone number for the General Partner is (205) 969-3755.

Item 4.	Terms of the Transaction.
     (c) Purchases. To the best of Medical Properties Trust’s and the Operating Partnership’s knowledge, no Notes are owned by, and the Notes will not be purchased from, any executive officer, director, general partner or other affiliate of Medical Properties Trust or the Operating Partnership.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.
     (b) Use of Securities Acquired. Medical Properties Trust and the Operating Partnership will deliver the Notes purchased by Medical Properties Trust and the Operating Partnership in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.
     (c) Plans. Except for the Offer, neither Medical Properties Trust nor the Operating Partnership has, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 8.	Interest in Securities of the Subject Company.
     (a) Securities Ownership. To the best of Medical Properties Trust’s and the Operating Partnership’s knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Notes.
     (b) Securities Transactions. Neither Medical Properties Trust, nor the Operating Partnership nor any of their subsidiaries have effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase. In addition, based on Medical Properties Trust’s and the Operating Partnership’s records and on information provided to each of Medical Properties Trust and the Operating Partnership by its and its subsidiaries’ directors and executive officers, to the best of each of Medical Properties Trust’s and the Operating Partnership’s knowledge, none of its or its subsidiaries’ directors or executive officers has effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase.

Item 12.	Exhibits.
Item 12 of the Original Schedule TO is hereby amended and supplemented by substituting or adding the following exhibits:

(a)(1)(A)	Offer to Purchase, dated June 15, 2011, as amended and restated.

(a)(1)(B)	Form of Letter of Transmittal, as revised.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as revised.

(a)(1)(D)	Letter to Clients, as revised.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICAL PROPERTIES TRUST, INC.
By:	/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer

MPT OPERATING PARTNERSHIP, L.P.
By: MEDICAL PROPERTIES TRUST, LLC, its general partner

By: MEDICAL PROPERTIES TRUST, INC., its sole member

By:	/s/ R. Steven Hamner
Name: R. Steven Hamner
Title: Executive Vice President and Chief Financial Officer
Dated: June 29, 2011

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 15, 2011, as amended and restated.

(a)(1)(B)*	Form of Letter of Transmittal, as revised.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as revised.

(a)(1)(D)*	Letter to Clients, as revised.

(a)(2)-(4)	Not applicable.

(a)(5)(A)**	Press Release, dated June 15, 2011 announcing Medical Properties Trust, Inc.’s launch of the tender offer.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 26, 2008, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(2)	Registration Rights Agreement, dated as of March 26, 2008, among MPT Operating Partnership, L.P., Medical Properties Trust, Inc. and UBS Securities LLC, as representative of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated March 26, 2008, filed with the Commission on March 27, 2008).

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 17, 2007).

(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).

(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K/A dated July 31, 2007, filed with the Commission on August 15, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

**	Previously filed with the Original Schedule TO